SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 June 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 16 June 2021 re: Directorate Change

16 June 2021

LLOYDS BANKING GROUP:  BOARD CHANGE

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of Harmeen Mehta as an independent Non-Executive Director with effect from 1 November 2021.  In addition to the Board, Harmeen will join the Group's Information Technology and Cyber Advisory Forum which provides direct oversight of the Group's IT-related operational risks and reports to the Board Risk Committee.

BIOGRAPHICAL DETAILS

Harmeen has 25 years' experience leading digital, engineering, IT and innovation transformation as well as incubating new businesses and creating new revenue streams in businesses. She has a wealth of international knowledge, having lived in 11 countries and worked across more than 30 countries throughout her career. In April 2021, Harmeen was appointed Chief Digital and Innovation Officer at BT. Prior to BT, she spent seven years as Group Chief Information Officer and Head of Cyber Security and Cloud Business at Bharti Airtel, leading its cloud and security businesses.  Earlier in her career, Harmeen held CIO positions at BBVA, HSBC and Bank of America Merrill Lynch.

There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 16 June 2021